EXHIBIT 99.1

Brookfield Infrastructure Reports First Quarter 2019 Results

BROOKFIELD, NEWS, May 03, 2019 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the first quarter ended March 31, 2019.

	For the three months ended March 31
US$ millions (except per unit amounts), unaudited	2019	2018
Net income[1]	$30	$209
– per unit[2,3]	$(0.05)	$0.42
FFO[4]	$351	$333
– per unit[5]	$0.88	$0.85

Brookfield Infrastructure reported net income for the quarter of $30 million (loss of $0.05 per unit) compared to net income of $209 million ($0.42 per unit) in the prior year. Net income for the period benefited from higher earnings across the majority of our operations and contributions from capital expenditures and new investments made in the past 12 months. The prior year results included a gain of $209 million (net of tax), recorded in the comparative period, relating to the sale of our Chilean electricity transmission business.

Our business generated FFO of $351 million for the quarter, or $0.88 of FFO per unit, representing a 4% increase over the prior year. Results for the quarter reflect strong performance by each one of our operating segments, delivering organic growth in excess of our annual target range of 6-9%. Current period results also benefited from contributions from recently acquired businesses, partially offset by the impact of foreign exchange.

“Brookfield Infrastructure had a strong start to 2019, delivering 10% organic growth. We also invested $430 million into two previously announced transactions and progressed the integration of recently acquired assets,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “As we advance a number of asset sales, we will seek to replicate our recent capital recycling success to create further long-term unitholder value.”

Segment Performance

The utilities segment contributed FFO of $137 million, compared to $169 million in the prior year. Underlying performance was strong, as our operating groups were able to grow results by 5% on a same-store basis over the prior year. This was predominantly driven by inflationary increases to our rate base, combined with another strong quarter at our U.K. regulated distribution business. These positive contributions were offset by us having less capital invested following the sale of our Chilean electricity transmission business in March of last year, higher interest expense associated with a financing completed at our Brazilian regulated gas transmission operation, and a $9 million impact from foreign exchange.

FFO from our transport segment was $139 million for the quarter, in-line with prior year results. The segment benefited from organic growth of 6%, driven by higher tariff and traffic levels across our global toll road portfolio, strong volumes at our container terminals and higher revenues at our Australian rail operations. These positive contributions were partially offset by the previously announced sale of a 33% interest in our Chilean toll road operation that closed in February and the expiry of one of the state concessions at our Brazilian toll road business. FFO for this segment was also reduced by $4 million as a result of foreign exchange, primarily the result of a decline in the Brazilian real.

The energy segment contributed FFO of $107 million, which represents a 62% improvement from the prior year. This step-change increase is attributable to organic growth and contributions from two recently acquired North American businesses. Our North American natural gas transmission business delivered another strong quarter, generating FFO that was 23% higher versus the prior year. Results for this business are benefiting from robust demand for transport services and contributions from the first phase of its Gulf Coast expansion project. At our gas storage operations, FFO was 43% above last year, as the business earned higher spreads related to cold weather conditions.

FFO for the data infrastructure segment was $28 million, up from $19 million last year. Recent investments in our global data center portfolio contributed FFO of $7 million for the quarter. FFO from our French telecommunications infrastructure business grew by 13%, due to inflationary increases and new points-of-presence added to our tower network.

The following table presents FFO by segment:

	For the three months ended March 31
US$ millions, unaudited	2019	2018
FFO by segment
Utilities	$137	$169
Transport	139	137
Energy	107	66
Data Infrastructure	28	19
Corporate	(60)	(58)
FFO	$351	$333

Update on Strategic Initiatives

We closed or committed to close a number of initiatives that will contribute to our results and liquidity:

  South American Data Centers – In March, we, alongside a strategic partner, completed the acquisition of Ascenty, a leading hyperscale data center operator in South America. Brookfield Infrastructure invested approximately $200 million, which included our share of growth capital expenditures for 2019.

  Since closing the transaction, Ascenty has expanded its data center business into Chile, leasing up to 6MW of capacity over the next 10 years to an investment-grade customer. This anchor contract will facilitate the construction of the facility, which is an accretive initiative that was not contemplated in our original business plan. While it is early days into our investment, the business is performing well, our partnership with Digital Realty Trust is generating the desired synergistic benefits we expected, and we are identifying additional prospective “tuck-in” opportunities that will grow Ascenty’s presence across South America.

  Indian Natural Gas Pipeline – In March, we closed on the previously announced Indian natural gas pipeline acquisition, investing approximately $230 million.

  Western Canadian Midstream – The acquisition of the federally regulated assets in our Western Canadian midstream business is expected to close in the third quarter of 2019, upon completion of a regulatory process.

  European Bulk Port Operations – We have entered into an agreement to sell our European bulk port operations, with a sale expected to be completed in June of this year, subject to regulatory approvals. We expect to receive net after-tax proceeds of $130 million from the sale, which is approximately equal to the carrying value of the business.

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.5025 per unit, payable on June 28, 2019 to unitholders of record as at the close of business on May 31, 2019. This distribution represents a 7% increase compared to the prior year. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 5, Series 7, Series 9 and Series 11 have also been declared, as well as the initial dividend for BIP Investment Corporation Senior Preferred Shares, Series 1.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

Brookfield Infrastructure’s Letter to Unitholders and Supplemental Information are available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfield.com/infrastructure. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with over $365 billion of assets under management. For more information, go to www.brookfield.com.

Please note that Brookfield Infrastructure Partner’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and can also be found in the shareholders section of its website at www.brookfield.com/infrastructure. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Melissa Low Vice President, Investor Relations Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s First Quarter 2019 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Infrastructure’s website under the Investor Relations section at www.brookfield.com/infrastructure.

The conference call can be accessed via webcast on May 3, 2019 at 9:00 a.m. Eastern Time at https://edge.media-server.com/m6/p/gek7ckx7 or via teleconference at 1-866-688-9459 toll free in North America. For overseas calls please dial +1-409-216-0834, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-859-2056 or +1-404-357-3406 (Conference ID: 8945919)

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units and exchange LP units.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

1. Includes net income attributable to non-controlling interests ‒ Redeemable Partnership Units held by Brookfield and Exchange LP Units, limited partners and the general partner.

2. Average number of limited partnership units outstanding on a time weighted average basis for the three months ended March 31, 2019 were 278.1 million (2018 – 276.6 million).

3. Results in a loss on a per unit basis for the three months ended March 31, 2019 as allocation of net income is reduced by preferred unit and incentive distributions.

4. FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. A reconciliation of net income to FFO is available on page 9 of this release.

5. Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield and Exchange LP units for limited partnership units, for the three months ended March 31, 2019 were 398.7 million (2018 – 394.0 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Mar 31, 2019	Dec 31, 2018

Assets
Cash and cash equivalents	$720	$540
Financial assets	445	224
Property, plant and equipment	16,277	12,814
Intangible assets	11,889	11,635
Investments in associates and joint ventures	4,586	4,591
Investment properties	398	190
Deferred income taxes and other	7,310	6,586
Total assets	$41,625	$36,580

Liabilities and partnership capital
Corporate borrowings	$2,481	$1,993
Non-recourse borrowings	14,323	13,113
Financial liabilities	1,282	1,280
Deferred income taxes and other	7,264	5,526
Total liabilities	25,350	21,912

Partnership capital
Limited partners	4,633	4,513
General partner	22	22
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,863	1,823
Exchange LP units	23	71
Interest of others in operating subsidiaries	8,799	7,303
Preferred unitholders	935	936
Total partnership capital	16,275	14,668
Total liabilities and partnership capital	$41,625	$36,580

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

US$ millions, except per unit information, unaudited	For the three months ended March 31,
	2019	2018

Revenues	$1,593	$1,013
Direct operating costs	(798)	(409)
General and administrative expense	(61)	(58)
Depreciation and amortization expense	(292)	(193)
	442	353
Interest expense	(212)	(114)
Share of earnings (losses) from associates and joint ventures	18	(5)
Mark-to-market on hedging items	(18)	(36)
Gain on sale of associate	–	338
Other income (expense)	10	(24)
Income before income tax	240	512
Income tax expense
Current	(63)	(170)
Deferred	(12)	(15)
Net income	165	327
Non-controlling interest of others in operating subsidiaries	(135)	(118)
Net income attributable to partnership	$30	$209

Attributable to:
Limited partners	(6)	122
General partner	38	35
Non-controlling interest – redeemable partnership units held by Brookfield	(2)	52

Basic and diluted (loss) earnings per unit attributable to:
Limited partners[1]	$(0.05)	$0.42

1. Average number of limited partnership units outstanding on a time weighted average basis for the three months ended March 31, 2019 was 278.1 million (2018 – 276.6 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

US$ millions, unaudited	For the three months ended March 31,
	2019	2018

Operating Activities
Net income	$165	$327
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	13	9
Depreciation and amortization expense	292	193
Mark-to-market on hedging items, provisions and other	54	69
Gain on sale of associate	–	(338)
Deferred income tax expense	12	15
Change in non-cash working capital, net	25	191
Cash from operating activities	561	466

Investing Activities
Net (investments in) proceeds from:
Operating assets	(1,985)	–
Associates	(188)	1,274
Long-lived assets	(237)	(175)
Financial assets	–	(25)
Acquisition funded on behalf of parent	(581)	–
Net settlement of foreign exchange contracts	(1)	(54)
Cash (used by) from investing activities	(2,992)	1,020

Financing Activities
Distributions to limited and general partners	(250)	(228)
Net borrowings (repayments):
Corporate	455	(789)
Subsidiary	1,122	60
Deposit received from parent	367	–
Net preferred units and preferred shares issued	72	157
Net partnership units (repurchased) issued	(26)	4
Capital provided by non-controlling interest, net of distributions, and other	868	(175)
Cash from (used by) financing activities	2,608	(971)

Cash and cash equivalents
Change during the period	$177	$515
Impact of foreign exchange on cash	3	1
Balance, beginning of period	540	374
Balance, end of period	$720	$890

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three months ended March 31,
US$ millions, unaudited	2019	2018

Adjusted EBITDA
Utilities	$181	$203
Transport	189	178
Energy	127	79
Data Infrastructure	36	23
Corporate	(61)	(58)
Total	472	425

Financing costs	(140)	(112)
Other income	19	20
Funds from operations (FFO)	351	333

Depreciation and amortization	(220)	(210)
Deferred taxes and other items	(101)	86
Net income attributable to the partnership	$30	$209

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses.  Net income attributable to the partnership includes net income attributable to non-controlling interests – redeemable partnership units held by Brookfield and Exchange LP Units, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per Unit

	For the three months ended March 31,
US$, unaudited	2019	2018

Earnings (loss) per limited partnership unit[1]	$(0.05)	$0.42
Add back or deduct the following:
Depreciation and amortization	0.55	0.53
Deferred taxes and other items	0.38	(0.10)
FFO per unit[2]	$0.88	$0.85

1.   Average number of limited partnership units outstanding on a time weighted average basis for the three months ended March 31, 2019 was 278.1 million (2018 – 276.6 million).
2.   Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield and Exchange LP Units for limited partnership units, for the three months ended March 31, 2019 was 398.7 million (2018 – 394.0 million).

Notes:
The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	As of
US$ millions, unaudited	Mar 31, 2019	Dec 31, 2018

Assets
Operating groups
Utilities	$1,806	$1,787
Transport	3,602	3,627
Energy	3,083	2,817
Data Infrastructure	1,691	882
Cash and cash equivalents	482	238
	$10,664	$9,351

Liabilities
Corporate borrowings	$2,481	$1,993
Other liabilities	1,642	929
	4,123	2,922
Capitalization
Partnership capital	6,541	6,429
	$10,664	$9,351

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield, Exchange LP Units, limited partners and the general partner.

The Statements of Partnership Capital above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from the Brookfield Infrastructure’s Consolidated Statements of Financial Position on page 6 of this release, which is prepared in accordance with IFRS. Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position.